June 20, 2007

Jeffrey L. Traum

Citigroup Alternative Investments Trust

731 Lexington Avenue, 28th Floor

New York, NY 10022

jeffrey.traum@citigroup.com

212-559-0547

VIA EDGAR AND EMAIL

Richard Sennett Jeffrey Long U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Accounting treatment of special-purpose subsidiary for Citigroup Alternative Investments Trust

(File Nos. 333-131837 and 811-21854)

Dear Messrs. Sennett and Long:

This letter is further to your phone conversation of March 26, 2007 with Nathan Greene of Shearman & Sterling LLP regarding the accounting treatment for a then-proposed, and now active, wholly-owned special-purpose subsidiary (the “MBS Subsidiary”) of the sole investment series of Citigroup Alternative Investments Trust (the “Fund”). Mr. Greene, as counsel to the Fund, had explained our views as to why we believe consolidating the financial statements of the MBS Subsidiary with those of the Fund is appropriate and desirable. You requested that the Fund submit a written statement to further support those views, and this letter responds to that request.

Factual Background

The MBS Subsidiary is a captive trading vehicle for the Fund to invest principally in certain mortgage-backed and asset-backed securities and related instruments. As generally described in the Fund’s filed registration statement:

•	The MBS Subsidiary is wholly-owned by the Fund. The same individuals serve on the MBS Subsidiary’s board of directors as serve on the Fund’s board of trustees.
•	The MBS Subsidiary is capitalized by the Fund up to an amount equal to 25% of the Fund’s total assets. No investors other than the Fund will be permitted.
•	The MBS Subsidiary receives services from the same custodian, investment adviser and independent registered public accounting firm as the Fund.

•

The advisory fee structure in respect of the MBS Subsidiary and the Fund is such that the total management fee paid to the investment adviser remains unchanged relative to that to which the Fund was subject prior to organization of the MBS Subsidiary. In particular, any management fee paid by the MBS Subsidiary is offset by a corresponding fee reduction by the investment adviser on the amount it receives from the Fund.

•	The MBS Subsidiary is structured as a Cayman Islands company treated as a corporation for U.S. Federal tax purposes.
•	The MBS Subsidiary has the attributes typically associated with investment companies (i.e., it holds investments in order to generate current income and capital gains for the Fund).

Consolidation is in accord with Accounting Research Bulletin No. 51 and FIN 46(r)

As you know, consolidation is first governed by FIN 46(r), a revised interpretation to Accounting Research Bulletin 51, which addresses variable interest entities. Here, it would appear that the MBS Subsidiary is not a variable interest entity (VIE) as (i) the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (ii) the equity holders (referring just to the Fund in the case at hand) have the ability to make decisions about the entity’s activities through voting rights and have the obligation to absorb expected losses and the right to receive expected residual returns, and (iii) the equity holders’ voting rights are proportionate to their economic interests.

Given that the MBS Subsidiary is not a VIE, then one is under traditional consolidation accounting espoused by Accounting Research Bulletin No. 51, Consolidated Financial Statements. Under that guidance, since the MBS Subsidiary is wholly-owned by the Fund, the financial statements of the MBS Subsidiary should be consolidated with those of the Fund.

Consolidation is in accord with the AICPA Audit Guide

Paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guide – Investment Companies (2006) (the “AICPA Audit Guide”) provides generally that an investment company may consolidate the accounts of entities (i) which are investment companies and (ii) which are operating companies if the operating company provides services to the investment company. Specifically, paragraph 7.05 of the AICPA Audit Guide provides that if “the purpose of the investment [in the operating company] is to provide services to the investment company rather than to realize a gain on the sale of the investment...,” then “consolidation is appropriate” when “the investment company holds a controlling interest in such an operating company.”

Given the facts as set out above, the Fund believes it should be clear both that it controls the MBS Subsidiary and that it is investing through the MBS Subsidiary principally to obtain certain operating and tax (i.e., service) benefits rather than because it views the MBS Subsidiary as an independent opportunity to generate investment income or gain. Alternatively, the MBS Subsidiary has the attributes associated with investment companies (i.e., it holds investments in order to generate current income and capital gains for the Fund) and should be considered an investment company within the description in Section 1.06 of the AICPA Audit Guide. Accordingly, on either basis under AICPA Audit Guide paragraph 7.05, the Fund believes that it is proper to consolidate the results of the MBS Subsidiary in its financial statements.

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Consolidation is in accord with Regulation S-X

Section 6-03 of Regulation S-X provides that investment company subsidiaries may be consolidated, but requires that a consolidated subsidiary itself be an investment company. As already described, the MBS Subsidiary has the attributes associated with investment companies and should be considered an investment company within the description in Section 1.06 of the AICPA Audit Guide. Accordingly, we believe it is appropriate to consolidate the MBS Subsidiary with the Fund under Section 6-03.

Consolidation is in the interests of Fund shareholders

The Fund believes that the alternatives to consolidation would represent an unnecessarily complex and potentially confusing format for presenting the Fund’s financial results. Consolidation, on the other hand, offers a concise format providing the greatest possible transparency of operations.

Conclusion

Based on the analysis set out above and advice received in consultation with KPMG LLP as the Fund’s independent registered public accounting firm, the Fund plans to consolidate the results of the MBS Subsidiary in its financial statements.

*	*	*	*

Kindly note that, in accordance with SEC regulations, we will be required to file the Fund’s semi-annual financial statements within 60 days following June 30, 2007 and must begin to plan the preparation and presentation of these financial statements. Should you have questions or if I can offer additional clarification, please do not hesitate to call me at 212-559-0547.

Sincerely,

/s/ Jeffrey L. Traum
Jeffrey L. Traum

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